Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2010 and 2009, and December 31, 2008

Intellipharmaceutics International Inc.
November 30, 2010 and 2009, and December 31, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and subsidiaries (the “Company”) as at November 30, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for the year ended November 30, 2010, the 11 month period ended November 30, 2009 and the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements presently fairly, in all material respects, the financial position of the Company as at November 30, 2010 and 2009, and the results of its operations and its cash flows for the year ended November 30, 2010, the 11 month period ended November 30, 2009 and the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
February 28, 2011
Toronto, Canada

Intellipharmaceutics International Inc.
Consolidated balance sheets
as at November 30, 2010 and 2009
(Stated in U.S. dollars)
	2010	2009
	(Notes 1 and 2)
	$	$

Assets
Current
Cash	789,136	8,014,492
Accounts receivable	1,619	5,427
Investment tax credits	1,184,345	1,840,044
Prepaid expenses, sundry and other assets	142,379	175,248
	2,117,479	10,035,211

Deferred offering cost (Note 21)	224,673	-
Property and equipment, net (Note 5)	925,554	1,046,121
	3,267,706	11,081,332

Liabilities
Current
Accounts payable	612,957	1,323,368
Accrued liabilities (Note 6)	321,030	540,604
Employee cost payable (Note 8)	575,625	501,114
Current portion of capital lease obligations (Note 9)	13,230	35,595
Due to related parties (Note 7)	1,635,842	2,360,181
	3,158,684	4,760,862

Warrant liability (Note 14)	7,161	226,268
Capital lease obligations	-	12,862
Deferred revenue (Note 19)	8,905	1,449,326
	3,174,750	6,449,318

Shareholders' equity
Capital stock (Note 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,054 common shares	16,969	16,969
(2009 - 10,907,054)
Additional paid-in capital	19,369,005	18,263,340
Accumulated other comprehensive loss	(225,476)	(341,844)
Deficit	(19,067,542)	(13,306,451)
	92,956	4,632,014
Contingencies (Note 16)
	3,267,706	11,081,332

On behalf of the Board:

Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the year ended November 30, 2010, 11 month period ended
November 30, 2009 and year ended December 31, 2008
(Stated in U.S. dollars)
	2010	2009	2008
	(12 Months)	(11 Months)	(12 Months)
	(Notes 1 and 2)	(Notes 1 and 2)	(Notes 1 and 2)
	$	$	$

Revenue
Research and development (Note 19)	1,459,385	630,179	733,653
Other services	-	-	544,051
	1,459,385	630,179	1,277,704

Expenses
Cost of revenue	-	382,597	1,885,790
Research and development	4,533,310	1,554,859	419,187
Selling, general and administrative	2,699,204	975,197	1,365,461
Depreciation	242,778	344,768	574,851
Write-down of long-lived assets	36,481	-	-
	7,511,773	3,257,421	4,245,289

Loss before the undernoted	(6,052,388)	(2,627,242)	(2,967,585)
Fair value adjustment of warrants	223,782	286,983	-
Net foreign exchange gain (loss)	138,949	587,642	(817,407)
Interest income	27,001	1,822	95,282
Interest expense	(98,435)	(87,940)	(75,464)
Loss	(5,761,091)	(1,838,735)	(3,765,174)
Other comprehensive (loss) income
Foreign exchange translation adjustment	116,368	(727,491)	417,743
Comprehensive loss	(5,644,723)	(2,566,226)	(3,347,431)

Loss per common share, basic and diluted	(0.53)	(0.19)	(0.40)

Weighted average number of common
shares outstanding, basic and diluted	10,907,054	9,512,131	9,327,716

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the year ended November 30, 2010, 11 month period ended
November 30, 2009 and year ended December 31, 2008
(Stated in U.S. dollars - Notes 1 and 2)
						Accumulated		Total
					Additional	other		shareholders'
	Special voting shares		Common shares		paid-in	comprehensive		equity
	Number	Amount	Number	Amount	capital	income (loss)	Deficit	(deficiency)
		$		$	$	$	$	$

Balance, December 31, 2007	5,997,751	10,850	3,329,965	6,024	10,039,320	(32,096)	(7,702,542)	2,321,556
Other comprehensive income	-	-	-	-	-	417,743	-	417,743
Stock-based compensation (net of tax - $Nil)	-	-	-	-	442,800	-	-	442,800
Loss	-	-	-	-	-	-	(3,765,174)	(3,765,174)
	-	-	-	-	442,800	417,743	(3,765,174)	(2,904,631)

Balance, December 31, 2008	5,997,751	10,850	3,329,965	6,024	10,482,120	385,647	(11,467,716)	(583,075)
Shares issued as compensation	-	-	52,356	95	394,764	-	-	394,859
Share cancellation	(5,997,751)	(10,850)	(3,382,321)	(6,119)	(10,876,884)	-	-	(10,893,853)
Shares issued	-	-	10,907,057	16,969	10,876,884	-	-	10,893,853
Broker options issued in connection with
acquisition	-	-	-	-	161,833	-	-	161,833
Share issuance cost	-	-	-	-	(1,767,935)	-	-	(1,767,935)
Excess of assets over liabilities assumed
on acquisition (Note 4)	-	-	-	-	8,992,558	-	-	8,992,558
Other comprehensive loss (net of tax - $Nil)	-	-	-	-	-	(727,491)	-	(727,491)
Loss	-	-	-	-	-	-	(1,838,735)	(1,838,735)
	(5,997,751)	(10,850)	7,577,092	10,945	7,781,220	(727,491)	(1,838,735)	5,215,089

Balance, November 30, 2009	-	-	10,907,057	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014
Adjustment for rounding of shares
exchanged under the transaction
described in Note 1	-	-	(3)	-	-	-	-	-
	-	-	10,907,054	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

Adjustment of share issuance cost	-	-	-	-	68,328	-	-	68,328
Granting of Stock options to broker (Note 11)	-	-	-	-	13,711	-	-	13,711
Granting of Stock options to employees (Note 11)	-	-	-	-	964,016	-	-	964,016
Granting of Stock options to non-management
board memebers (Note 11)					59,610			59,610
Other comprehensive gain (net of tax - $Nil)	-	-	-	-	-	116,368	-	116,368
Loss	-	-	-	-	-	-	(5,761,091)	(5,761,091)
	-	-	-	-	1,105,665	116,368	(5,761,091)	(4,539,058)
Balance, November 30, 2010	-	-	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the year ended November 30, 2010, 11 month period ended
November 30, 2009 and year ended December 31, 2008
(Stated in U.S. dollars - Notes 1 and 2)
	2010	2009	2008
	(12 months)	(11 months)	(12 months)
	$	$	$

Loss	(5,761,091)	(1,838,735)	(3,765,174)
Items not affecting cash
Depreciation	242,778	344,768	574,851
Stock-based compensation (Note 11)	1,023,626	18,529	442,800
Deferred share units (Note 12)	12,426	-	-
Interest accrual	95,113	82,381	-
Investment tax credit written off (Note 20)	26,832	-	-
Fair value adjustment of warrants	(223,783)	(286,983)	-
Write-down of long-lived assets	36,481	-	-
Unrealized foreign exchange loss (gain)	195,362	(669,379)	662,766
Change in non-cash operating assets and liabilities
Accounts receivable	3,808	12,042	454,638
Investment tax credits	675,461	(411,228)	130,595
Prepaid expenses and sundry assets	36,776	43,969	(37,946)
Accounts payable and accrued liabilities	(1,117,563)	(1,631,804)	277,336
Deferred revenue	(1,440,421)	(521,543)	(475,593)
Cash flows used in operating activities	(6,194,195)	(4,857,983)	(1,735,727)

Financing activities
Payments to due to related parties	(860,703)	-	(316,392)
Receipts from due to related parties	-	1,164,367	-
Repayment of capital lease obligations	(36,317)	(31,363)	(38,405)
Deferred offering cost	(9,981)	-	-
Share issuance costs	-	(334,508)	-
Cash flows from (used) in financing activities	(907,001)	798,496	(354,797)

Investing activities
Purchase of property and equipment	(133,878)	(93,412)	(91,542)
Cash received on acquisition of Vasogen (Note 4)	-	11,334,855	-
Cash flows from (used) in investing activities	(133,878)	11,241,443	(91,542)

Effect of foreign exchange gain (loss) on
cash held in foreign currency	9,718	(69,677)	(118,015)

(Decrease) increase in cash	(7,225,356)	7,112,279	(2,300,081)
Cash, beginning of period	8,014,492	902,213	3,202,294
Cash, end of period	789,136	8,014,492	902,213

Supplemental cash flow information
Interest paid	104,943	-	141,822
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd.”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. All court and regulatory approvals required to effect the arrangement were received. The arrangement resulted in IPC Ltd. combining with 7231971 Canada Inc. (“New Vasogen”), a new Vasogen company that acquired substantially all of the assets of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately Cdn $7.5 million in non-dilutive capital.

The completion of the arrangement on October 22, 2009 resulted in a new publicly traded company, Intellipharmaceutics International Inc. incorporated under the laws of Canada and traded on the TSX and NASDAQ. As a result of the arrangement transaction, IPC Ltd. shareholders owned approximately 86% of the outstanding common shares of the Company and Vasogen's shareholders owned approximately 14% of the outstanding common shares of the Company.

As a result of the transaction the Company selected a November 30 year end which resulted in the Company having an eleven month fiscal period in 2009. All comparable information for the 2008 year end is that of the predecessor company IPC Ltd. which had a December 31 year end. Accordingly, the Company’s consolidated statement of operations and comprehensive loss, shareholders’ equity and cash flows have been presented for the year ended November 30, 2010 with the comparative eleven month period November 30, 2009 and year ended December 31, 2008.

The Company’s principal business activities are focused on the research, development and manufacture of novel or generic controlled release and targeted release oral, solid dosage drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $19,067,542 as at November 30, 2010 (November 30, 2009 - $13,306,451). Previously, the Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property, obtain regulatory approvals and finance its cash requirements on an ongoing basis.

Subsequent to November 30, 2010, the Company completed a financing for approximately $12,000,000 as described in Note 21.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

2.	Basis of presentation

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

On October 22, 2009, the Company, formerly IPC Ltd., as part of the acquisition discussed in Note 1, issued 1,526,987 shares of stock in exchange for all the outstanding shares of Vasogen and 9,380,070 shares of stock in exchange for all the outstanding shares of IPC Ltd. Under accounting principles generally accepted in the United States of America (GAAP), this transaction is considered to be a continuity of interest transaction followed by the acquisition of assets and assumption of certain liabilities of Vasogen. On acquisition, the difference between the fair value of assets acquired and liabilities assumed was recorded as a credit to additional paid in capital, as described in Note 4.

The comparative number of shares issued and outstanding, options, warrants, basic and diluted loss per common share have been amended to give effect to reflect the merger.

All significant inter-company accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company's continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits: accrued liabilities; deferred revenue; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies

(a)	Investment tax credits

The investment tax credits ("ITC") receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to November 30, 2010. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

(b)	Property and equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Assets	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of lease

Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to operations resulting from depreciation of assets acquired under capital leases is included with depreciation expense.

(c)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

(d)	Warrants

As a result of the transaction described in Note 1, the Company acquired certain assets and assumed liabilities including warrants. The warrants are presented as a liability because they do not meet the criteria of ASC topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(e)	Revenue recognition

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

For contracts that have been put on hold, the Company does not recognize any upfront fees from the period in which the product was on hold. For contracts that are terminated or abandoned, the Company recognizes all of the remaining unrecognized upfront fees in the period in which the contract was terminated, and net of amounts that are reimbursable, if any.

Revenue from the achievement of research and development milestones, if deemed substantive, is recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible, Milestones are considered substantive if all of the following conditions are met: (i) the milestone is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the Company recognizes a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment would be deferred and recognized as revenue as the Company completes its performance obligations.

Pursuant to the guidance in ASC topic 605, the Company analyzes whether to categorize reimbursed expenses from customers as a) the gross amount billed or b) the net amount retained, the Company will analyze the relevant facts and circumstances related to these expenses and considered the factors, as specified in the ASC topic noted above.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(e)	Revenue recognition (continued)

Other services

Scale-up is the process of translating a laboratory batch to a much larger (manufacturing scale) batch. Revenue generated from any scale-up activities is recorded under ASC topic 605. Costs and profit margin related to these services that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

Royalties

The Company will recognize revenue from royalties based on licensees' sales of the Company's products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licenses can be reasonably estimated and collectability is reasonably assured. To date, the Company has not yet recognized any royalty revenue.

(f)	Research and development cost

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(g)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

The Company adopted ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of ASC topic 740-10, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 15.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(h)	Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock. Share issue costs incurred in respect of issuing capital stock subsequent to the period have been deferred and are recorded as a deferred offering cost.

(i)	Translation of foreign currencies

The financial statements of Intellipharmaceutics International Inc. are measured using the Canadian dollar as the functional currency. The Company's reporting currency is the U.S. dollar. The financial results of the Canadian operations are measured using the Canadian dollar as the functional currency. Assets and liabilities of the Canadian operations have been translated at year end exchange rates and related revenue and expenses have been translated at average exchange rates for the year. Accumulated gains and losses resulting from the translation of the financial statements of the Canadian operations are included as part of accumulated other comprehensive (loss) income, a separate component of shareholders' equity.

In respect of other transactions denominated in currencies other than the respective entities' functional currencies, the monetary assets and liabilities are translated at the year end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollar using historical exchange rates. All of the exchange gains or losses resulting from these other transactions are recognized in the statement of operations.

(j)	Stock-based compensation

The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the appropriate term. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The share based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

(k)	Loss per share

Basic loss per share ("EPS") is computed by dividing the loss attributable to common shares' shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive. The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 1,687,914, 828,341, and 312,652 common shares of the Company during fiscal 2010, 2009, and 2008, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the year ended November 30, 2010, eleven month period ended November 30, 2009 and the year ended December 31, 2008 as the effect would be anti-dilutive.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(l)	Comprehensive (loss) income

The Company follows ASC topic 810-10. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive (loss) income is net (loss) income plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive (loss) income items.

(m)	Fair value measurement

Under ASC topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

●	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●	Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The adoption of ASC topic 820 for financial assets and liabilities did not have a material effect on the Company's consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

(n)	Future accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”). ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable. As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement. As well, it expands disclosure requirements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company has adopted this standard on December 1, 2010.  The adoption did not have an impact on the Company’s 2010 financial statements.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

On April 29, 2010, the FASB issued ASU 2010-17, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of the ASU is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Company has adopted this standard on December 1, 2010.  The adoption did not have an impact on the Company’s 2010 financial statements.

4.	Acquisition

As disclosed in Note 1, in October 2009 the Company entered into an acquisition transaction acquiring certain assets and assumed liabilities from Vasogen. As Vasogen did not meet the definition of business under ASC paragraphs 805-10-55-4 through 55-9, the transaction was accounted as an asset acquisition recorded at carrying value which approximates fair value. The excess of Vasogen assets acquired over liabilities assumed on the acquisition is recorded as a credit to the additional paid in capital of the Company as follows:

$

Assets
Cash	11,334,855
Investment tax credits and prepaid expenses and sundry assets	489,255
Fixed assets	11,406
11,835,516

Liabilities assumed
Accounts payable and accrued liabilities	2,299,289
Warrant liability	543,669
2,842,958
Additional paid in capital	8,992,558

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

5.	Property and equipment

			November 30, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	176,068	129,050	47,018
Computer software	31,664	20,415	11,249
Furniture and fixtures	103,140	68,066	35,074
Laboratory equipment	1,867,965	1,096,161	771,804
Leasehold improvements	920,808	920,808	-
Lab equipment under capital lease	63,455	31,501	31,954
Computer under capital lease	79,093	50,638	28,455
	3,242,193	2,316,639	925,554

			November 30, 2009
		Accumulated	Carrying
	Cost	amortization	value
	$	$	$

Computer equipment	149,969	109,353	40,616
Computer software	17,050	14,087	2,963
Furniture and fixtures	85,149	59,301	25,848
Laboratory equipment	1,929,392	1,031,075	898,317
Leasehold improvements	895,511	895,511	-
Lab equipment under capital lease	61,712	22,868	38,844
Computer under capital lease	76,920	37,387	39,533
	3,215,703	2,169,582	1,046,121

Depreciation for the year ended November 30, 2010 was $242,778 (November 30, 2009 - $344,768; December 31, 2008 - $574,851).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2010, the Company recorded a write-down of long-lived assets of $36,481 (2009 – $Nil).

6.	Accrued liabilities

	November 30,	November 30,
	2010	2009
	$	$

Professional fees	242,107	482,624
Other	78,923	57,980
	321,030	540,604

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

7.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.
	November 30,	November 30,
	2010	2009
	$	$
Promissory note payable to two directors and officers
of the Company, unsecured 6% annual interest
rate on the outstanding loan balance (i)
(2010 - Cdn $1,651,188; 2009 - Cdn $2,463,240)	1,608,405	2,333,498
Note payable to an entity controlled by
shareholders, officers and directors of the
Company, unsecured, non-interest bearing
with no fixed repayment terms.
(2010 - Cdn $28,167; 2009 - Cdn $28,167)	27,437	26,683
	1,635,842	2,360,181

Interest expense on the promissory note payable to related parties for the year ended November 30, 2010 is $94,055 (November 30, 2009 (11 months) - $85,113; December 31, 2008 - $65,750) and has been included in the consolidated statement of operations.

(i)
As a result of the transactions, as described in Note 1, effective October 22, 2009, the promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering described in Note 21, and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to Cdn$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2010 Cdn $800,000 (US $755,760) and an interest payment of Cdn $110,452 ($104,943) of the shareholder note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

8.	Employee costs payable

As at November 30, 2010, the Company had $472,619 (November 30, 2009 - $462,986) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $103,006 (November 30, 2009 - $38,128) for other amounts payable to certain employees.

9.	Lease obligations

The Company leases various computers and equipment under capital leases. Future minimum lease payments under these leases expiring in 2011 are as follows:

$

Balance	13,750
Less: amounts representing interest at 11%	(520)
Balance, current portion	13,230

The Company is currently in discussion for the extension of the lease for its premises.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

10.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2010 and November 30, 2009 the Company has 10,907,054 common shares issued and outstanding, respectively, and no preference shares issued and outstanding. The previously reported 10,907,057 issued and outstanding shares have been adjusted for a rounding adjustment.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 common shares or approximately 55% of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

The Company was able to negotiate certain reduced stock issuance costs in connection with becoming a publicly traded company in 2009. The estimate used in preparation of the November 30, 2009 financial statements was higher than the amount eventually paid during the second quarter of fiscal 2010, which resulted in an adjustment of $54,454 in the statement of shareholders’ equity (deficiency) for the year ended November 30, 2010. In addition as described in Note 10, the Company issued an additional 32,722 broker options related to this transaction. The fair value of these stock options using the Black-Scholes options pricing model was less than the estimated fair value of these stock options recorded in the 2009 year end financial statements which resulted in a further adjustment of $13,874 for the year ended November 30, 2010. These adjustments have been recorded as credits to additional paid in capital.

As described in Note 2(a) the comparative share information have been amended to give effect of the transaction described in Note 1.

(b)
As a result of the transactions, as described in Note 1, effective October 22, 2009 former shareholders of IPC Ltd. owned approximately 86% of the outstanding common shares of IPC and former shareholders of Vasogen owned approximately 14% of the outstanding common shares of IPC. Each former Vasogen Inc. shareholder received 0.065963061 common shares of IPC, and each former equity shareholder of IPC Ltd. and its operating affiliate IPC Corp. received 0.552788117 common shares of IPC, for each share they exchanged in the transaction.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

10.	Capital stock (continued)

Authorized, issued and outstanding (continued)

(b)	(continued)

As at December 31, 2008, IPC Ltd. had 3,329,965 common shares issued and outstanding (6,023,944 prior to exchange as described above). In connection with the October 2009 transaction IPC Ltd. issued an additional 52,356 common shares to a broker before all of the common shares outstanding of IPC Ltd. were converted to common shares in the Company. As a result of the transactions, as described in Note 1, effective October 22, 2009 these shares were cancelled and the holders of these shares received shares in the Company.

As at December 31, 2008, IPC Ltd. had 5,997,751 Special Voting Shares issued and outstanding (10,850,000 prior to exchange as described above). The Special Voting Shares outstanding in IPC Ltd. gave their holders voting rights on a one vote per share basis. The Special Voting Shares had no right to dividends or distributions from IPC Ltd. and had no equity interest in IPC Ltd. These Special Voting Shares were all owned by a company controlled by two officers and directors of the Company ("Odidi Holdco"). As a result of the transactions, as described in Note 1, effective October 22, 2009 these non-equity shares were cancelled and the holders of these shares received no shares in the Company. As a result of the transactions described in Note 1 effective October 22, 2009 the 5,997,751 (10,850,000 prior to exchange described above) equity shares owned by Odidi Holdco, were exchanged for common shares in the Company.

11.	Options

As a result of the transactions, as described in Note 1, effective October 22, 2009, the Company adopted a new stock option plan (the “Employee Stock Option Plan”). All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,090,706 based on the number of issued and outstanding common shares as at November 30, 2010. As at November 30, 2010, 154,780 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at November 30, 2010, there were 935,926 options available for grant under the Employee Stock Option Plan.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options were still outstanding as at November 30, 2010 and will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with the October 2009 transaction IPC Ltd. issued 87,256 broker options to purchase common shares of IPC that were still outstanding as at November 30, 2010. The fair value of these broker options $161,833 were recorded as a charge to additional paid in capital and a charge to share issuance costs in additional paid in capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of Accounting Standards Codification topic ASC 718.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

11.	Options (continued)

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future. The weighted average fair value of employee stock options granted in 2010 and the fair value of broker options granted in 2010 and 2009 was estimated using the following assumptions.

	Broker options		Employee stock options

	2010	2009	2010	2009

Volatility	142.3%	142.3%	90.4%	-
Risk-free interest rate	1.5%	1.5%	3.38%	-
Expected life (in years)	0.33	1	6.49	-
Dividend yield	-	-	-	-
The weighted average grant date
fair value per options granted	$1.46	$1.85	$2.03	-

Details of stock option transactions are as follows:

		November 30, 2010			November 30, 2009
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$		$	$		$	$	$

Outstanding,
beginning of
period,	2,939,188	6.48	3.46	2,800,199	3.64	1.59	2,837,970	3.65	1.59
Granted	152,722	3.36	1.59	87,256	6.26	1.85	-	-	-
Vasogen options
exchanged for
IPC options	-	-	-	72,386	116.40	78.82	-	-	-
Forfeiture	(25,000)	-	-	-	-	-	-	-	-
Expired	(28,212)	51.47	25.29	(20,653)	5.90	1.80	(37,771)	5.83	0.85
Balance at
end of period	3,038,698	5.53	2.87	2,939,188	6.48	3.46	2,800,199	3.64	1.59

Options
exercisable,
end of year	1,328,667	8.00	4.45	451,642	22.22	13.67	312,652	3.80	1.57

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

11.	Options (continued)

As of November 30, 2010, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

			Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	due	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
	$		$		$	$	$

Under 10.00	2,994,340	3.63	3.6	1.57	1,284,309	3.83	1.57
10.00 - 100.00	36,065	39.52	6.8	31.02	36,065	39.52	31.02
300.00 - 500.00	4,070	331.92	5.2	224.06	4,070	331.92	224.06
500.00 - 1,000.00	4,190	705.65	2.3	435.50	4,190	705.65	435.50
1,000 - 1,500.00	33	1,149.13	3.4	709.18	33	1,149.13	709.18
	3,038,698	5.53			1,328,667	8.00

Total unrecognized compensation cost relating to the unvested performance based stock options at November 30, 2010 is approximately $2,656,800 (November 30, 2009 - $3,542,400). A total of 2,763,940 performance-based stock options granted to date will vest upon the achievement of certain performance conditions. During the year ended November 30, 2010, the Company had a second Abbreviated new Drug Application (“ANDA”) filing accepted by the U.S. Food and Drug Administration (“FDA”) to satisfy the actual performance condition of these options. Furthermore, a performance condition was met as the FDA accepted the two ANDAs for certain drugs, resulting in the vesting of 552,788 performance-based stock options.  Accordingly the Company recorded an additional stock-based compensation expense of $885,600. As at November 30, 2010, 1,658,364 performance-based stock options remain unvested. No other compensation cost has been recognized for the remaining unvested performance based options. If all performance conditions are achieved prior to the expiry of the term of these options in 2014, an additional stock-based compensation expense of approximately $2,656,800 will be recognized.

No options were exercised in the year ended November 30, 2010 the eleven month period ended November 30, 2009, and the year ended December 31, 2008.

During the year ended November 30, 2010 the Company granted 120,000 stock options to employees. In addition, during the year ended November 30, 2010 the Company issued 32,722 broker options to purchase common shares of IPC, in connection with the October 2009 transaction. In fiscal 2009 the Company recorded a stock-based compensation expense of $18,529 related to 12,500 stock options. This accrued amount was recognized in additional paid in capital upon issuance of these options during the year ended November 30, 2010.

 In fiscal 2010, the Company recorded $13,711 as a charge to additional paid in capital and a charge to share issuance costs in additional paid in capital,and expensed a stock-based compensation expense of $78,416 related to 45,138 stock options issued under its employee stock option plan. In addition, in accordance with ASC topic 718-10, the Company has recorded a stock-based compensation of $59,610 related to 45,000 stock options issuable to non-management board members in accordance with the board approved remuneration plan. The fair value of these options has been estimated as at November 30, 2010 using the Black-Scholes Options Pricing Model, using  volatility of 98%, risk free interest rate of 2.25%, expected life of 8.3 years, dividend yield of Nil.

The Company's total stock-based compensation for the year ended November 30, 2010 and 2009 and year ended December 31, 2008 was $1,023,626, $18,529, $442,800 respectively.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

11.	Options (continued)

The Company recorded stock-based compensation relating to option grants amounting to $137,573 recorded in selling, general and administration for the year ended November 30, 2010 and $18,529 for the eleven month period ended November 30, 2009, and $Nil for the year ended December 31, 2008.

The Company recorded stock-based compensation expense relating to option grants amounting $885,600 recorded in research and development expenses for the year ended November 30, 2010, 2009 - $Nil, and $442,800 in the year ended December 31, 2008.

The Company has estimated its stock option forfeitures to be $Nil at November 30, 2010.

12.	Deferred share units

Effective May 28, 2010, the Company shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine. During the year ended November 30, 2010, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU plan.  Accordingly, the Company has recorded an accrual of $12,426 for 5,041 DSUs that will be issued.  The value of DSUs issued has been recorded as a charge to selling, general and administration expense and accrued liabilities.

13.	Restricted share units

Effective May 28, 2010, the Company shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 330,000 common shares for issuance under the plan. The RSU plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. A RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

14.	Warrants

Under GAAP, these warrants are considered to be a liability as they are indexed to both the fair value of the Company’s stock and foreign exchange rates. Any changes in the fair value of warrants are recorded on the statement of operations in the period of change.

The following table provides information on the 357,237 warrants outstanding and exercisable as of November 30, 2010:

	Number		Shares issuable
Exercise price	outstanding	Expiry	upon exercise
$

95.51	113,962	November 14, 2011	113,962
47.91	243,275	May 24, 2012	243,275
	357,237		357,237

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

14.	Warrants (continued)

Details of warrant transactions are as follows:

November 30,
2010

Outstanding in beginning of year	376,699
Expired	(19,462)
357,237

The fair value of the warrants outstanding at November 30, 2010 using the Black-Scholes Options Pricing Model was estimated to be $7,161 (November 30, 2009 - $226,268), using the following assumptions as of November 30, 2010:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

113,962	-	100.7	1.57	1.0 yrs
243,275	-	97.1	1.57	1.5 yrs

15.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	December 31,
	2010	2009	2008
	%	%	%

Statutory income tax rate	31	33	35

	$	$	$

Statutory income tax recovery	(1,785,938)	(606,782)	(1,317,811)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	323,643	(30,210)	244,412
Change in valuation allowance	1,782,583	1,177,092	653,572
Change in substantively enacted
rates, other changes in tax rates
applied, changes in foreign
exchange rates and other	(320,288)	(540,100)	419,827
	-	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

15.	Income taxes (continued)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,	December 31,
	2010	2009	2008
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	2,813,049	2,343,338	1,533,384
Book and tax basis differences
on assets and liabilities	632,422	628,859	141,252
Other	10,380	21,060	63,694
Ontario harmonization tax credit	431,601	-	-
Investment tax credit	740,213	-	-
Undeducted research and
development expenditures	1,220,998	1,072,822	1,150,657
	5,848,663	4,066,079	2,888,987
Valuation allowances for
deferred tax assets	(5,848,663)	(4,066,079)	(2,888,987)
Net deferred tax assets	-	-	-

At November 30, 2010, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal
$

2013	1,729,906
2014	2,203,290
2025	531,182
2026	-
2027	1,419,956
2028	1,454,297
2030	3,720,421
11,059,052

United States Federal income tax losses expiring
in the year ended November 30,
$

2024	86,864
2025	16,234
2026	34,523
137,621

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

15.	Income taxes (continued)

At November 30, 2010 the Company had a cumulative carry-forward pool of SR&ED expenditures in the amount of approximately $5,518,500 Federal, which can be carried forward indefinitely.

At November 30, 2010, the Company had approximately $431,600 of Ontario harmonization credits, which will expire on the November 30, 2014 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At November 30, 2010, the Company had approximately $740,200 (November 30, 2009 - 239,000; December 31, 2008 - $163,800) of unclaimed ITCs which expire from 2025 to 2030. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any unrecognized tax benefits as of November 30, 2010, November 30, 2009 and December 31, 2008.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2004 to 2010 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2010, 2009 and 2008 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2010 and 2009.

The Company had no unrecognized tax benefits in 2010, 2009 and 2008, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

	2010	2009	2008
	$	$	$

Unrecognized tax benefit - beginning	-	-	-
Adjustment	-	-	-
Unrecognized tax benefit - ending	-	-	-

16.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at November 30, 2010, there were no pending litigation or threatened claims outstanding other than the one described in the following paragraph.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed a lawsuit for patent infringement against the Company in the United States District Court for the District of Delaware and for the Southern District of New York, relating to Intellipharmaceutics' generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules.

Wyeth served the Company with the Complaint in the Southern District of New York on August 31, 2010, and the Company filed its Answer and Counterclaim in response to the Complaint on or about September 20, 2010. Wyeth did not proceed with the Complaint in Delaware. In or about December 2010,both parties began to and continue to explore other alternatives.

Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Effexor XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

16.	Contingencies (continued)

There is no likelihood that the Company will be required to pay any damages or other penalty to Wyeth in connection with the resolution of this litigation in its reasonably anticipated course.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the "Cervus Agreement"), Vasogen and New Vasogen entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009.

The Indemnity Agreement is designed to provide Cervus, with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations.

The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of Cdn$1,455,000 with a threshold amount of Cdn$50,000 before there is an obligation to make a compensation payment. The Company does not expect to incur any amount under this indemnity agreement.

17.         Financial instruments

(a)	Fair values

Effective January 1, 2008, the Company adopted ASC topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair value of cash is measured based on Level 1 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash, accounts receivable, investment tax credits and accounts payable, capital lease obligations ,accrued liabilities approximates their fair values because of the short-term nature of these instruments.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2010	2009
	$	$

Total accounts receivable	1,619	5,427
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,619	5,427

Not past due	536	521
Past due for more than 31 days
but no more than 60 days	539	3,589
Past due for more than 61 days
but no more than 90 days	544	-
Past due for more than 91 days
but no more than 120 days	-	-
Past due for more than 120 days	-	1,317
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,619	5,427

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2010 one customer accounted for 100% of revenue of the Company and 100% of accounts receivable of the Company. In fiscal year 2009, two customers accounted for 90% and 10% of net revenue of the Company and one customer accounted for 100% of accounts receivable of November 30, 2009. In fiscal 2008, one customer accounted for 98% of net revenue of the Company and three customers accounted for 52%, 31% and 11% of accounts receivable at December 31, 2008.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2010		November 30, 2009
	U.S.	Canadian	U.S.	Canadian
FX rates used to translate to U.S.		1.0266		1.0266
	$	$	$	$

Assets
Cash	386,038	396,306	8,014,492	8,460,098
Accounts receivable	-	-	5,427	5,729
Investment tax credits	814,059	835,713	1,840,044	1,942,350
	1,200,097	1,232,019	9,859,963	10,408,177
Liabilities
Accounts payable	378,660	388,732	1,323,368	1,396,948
Accrued liabilities	301,776	309,803	540,604	570,662
Employee cost payable	103,006	105,746	501,114	528,976
Capital lease	13,229	13,582	48,457	51,151
Due to related party	1,635,842	1,679,355	2,360,181	2,491,407
	2,432,513	2,497,218	4,773,724	5,039,144
Net exposure	(1,232,416)	(1,265,199)	5,086,239	5,369,033

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2010:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	612,957	-	-	-	-
Accrued liabilities	321,030	-	-	-	-
Employee cost payable	575,625	-	-	-	-
Lease obligations	6,622	2,776	2,853	978	-
Due to related parties	1,635,842	-	-	-	-
	3,152,076	2,776	2,853	978	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2010 and 2009, and December 31, 2008
(Stated in U.S. dollars)

18.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	November 30,	November 30,	December 31,
	2010	2009	2008
	$	$	$

Revenue
Canada	-	62,615	21,574
United States	1,459,385	567,564	1,256,130
	1,459,385	630,179	1,277,704

Total assets
Canada	3,267,706	11,081,332

Total property and equipment
Canada	925,554	1,046,121

19.	Deferred revenue

During the year a drug development agreement has been mutually terminated by the Company and the other party. Under the termination agreement the Company is not required to refund any amounts received by the Company under this agreement. As a result, unearned revenue of approximately $1,439,000 was brought into income during fiscal 2010.

20.	Non-cash transactions

In fiscal 2010, included in research and development expenses is an amount of $26,832 related to the write-off of previously recorded investment tax credit.

In connection with the acquisition transaction dated October 22, 2009 described in Note 4, the Company acquired certain assets and assumed certain liabilities that were non-cash. There were no non-cash transactions in 2008.

2009
$

Investment tax credits and prepaid expenses and sundry as	489,255
Accounts payable and assumed liabilities	2,299,289
Warrant liability	543,669

18.	Subsequent events

The Company has evaluated subsequent events through the date of the release of the financial statements. On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units for cash consideration of $12,000,000. Each unit consisted of one share of common stock, a five year warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year warrant to purchase one half of a share of common stock at an exercise price of $2.50. Share issue costs are estimated at approximately Cdn$1,500,000. At November 30, 2010 $224,673 of the share issuance costs has been incurred.